3/4/11

11017835

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2011 FEB 22 PM 4:02
SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: 1st Discount Brokerage, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 South State Road 7, Suite 114
(No. and Street)

Royal Palm Beach	Florida	33414
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aileen Gallagher 561-515-3200
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

999 Douglas Avenue, Suite 3325, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

ma 3/15

3/14

OATH OR AFFIRMATION

I, Aileen Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or 1st Discount Brokerage, Inc., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAYLI ALEMAN
MY COMMISSION # DD 991404
EXPIRES: May 13, 2014
Bonded Thru Notary Public Underwriters

Signature

Secretary & FINOP
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.
(A Wholly-Owned Subsidiary of 1 DB Financial, Inc.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY of 1 DB FINANCIAL, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholder
1st Discount Brokerage, Inc.

We have audited the accompanying statement of financial condition of 1st Discount Brokerage, Inc., a wholly-owned subsidiary of 1 DB Financial, Inc., as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Discount Brokerage, Inc., a wholly-owned subsidiary of 1DB Financial, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12 and 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff

February 8, 2011

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

Assets

Cash and cash equivalents	$ 812,119
Clearing deposits with clearing brokers	165,433
Due from clearing brokers	891,484
Accounts receivable	33,790
Note receivable	94,450
Prepaid expenses and other current assets	98,053
Securities purchased, not yet sold	112,578
Property and equipment, net of depreciation of $35,381	67,613
Other non-current assets	13,758
Due from related parties	820,262
	$ 3,109,540

Liabilities and Stockholder's Equity

Liabilities:	
Payable to brokers	$ 61,615
Commissions payable	508,425
Securities sold, not yet purchased	10,086
Accounts payable	89,501
Accrued expenses	159,115
Total liabilities	828,742
Stockholder's equity:	
Common stock, no par value, 100,000 shares authorized, 1,250 shares issued and outstanding	1,322,496
Retained earnings	958,302
Total stockholder's equity	2,280,798
	$ 3,109,540

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions and fees	$ 7,076,894
Interest and dividend income	211,661
Service charges and other income	349,540
Gain on trading	1,957
	7,640,052
Expenses:	
Commissions	4,927,634
Legal settlement costs	233,423
Legal and professional fees	398,427
Salaries, wages, taxes and benefits	1,438,332
Other expenses	185,222
Clearing, execution and other brokerage costs	626,928
Occupancy costs	137,168
Management fees paid parent	50,000
Telephone and communications	65,142
Interest	12,419
Depreciation	8,381
Advertising and marketing	4,239
	8,087,315
Loss before provision for income tax benefit	(447,263)
Federal and state income tax benefit	153,000
Net loss	$ (294,263)

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 1, 2010	1,250	$ 1,322,496	$ 1,252,565	$ 2,575,061
Net loss	-	-	(294,263)	(294,263)
Balance, December 31, 2010	1,250	$ 1,322,496	$ 958,302	$ 2,280,798

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flow from operating activities:	
Net loss	$ (294,263)
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization	8,381
Increase or decrease in assets and liabilities:	
Cash deposit with clearing brokers	99,918
Due from clearing brokers	(76,375)
Accounts receivable	219,082
Note receivable	362,274
Prepaid expenses and other assets	665
Securities purchased, not yet sold	(24,577)
Other non-current assets	25,927
Due from related parties	(96,801)
Broker payable	40,537
Commissions payable	(165,761)
Accounts payable and accrued expenses	(23,621)
Total cash provided by operating activities	75,386
Cash flows from investing activities	
Purchase of fixed assets	(60,180)
Total cash used in investing activities	(60,180)
Net increase in cash	15,206
Cash and cash equivalents at the beginning of year	796,913
Cash and cash equivalents at the end of year	$ 812,119
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 12,419

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

1st Discount Brokerage, Inc. (the "Company"), (a wholly-owned subsidiary of 1DB Financial, Inc.) was incorporated on July 14, 1995 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company became a wholly-owned subsidiary of 1 DB Financial, Inc. (the "Parent"), as of February 25, 1999.

The Company's main office is in Royal Palm Beach, Florida and the Company operates independent branch offices throughout the United States, including a branch office in San Francisco, California. The Company's sources of revenue are derived from unsolicited discount brokerage transactions, institutional trading and fees as a registered investment advisor. The Company is an introducing broker-dealer and clears its trades through Penson Financial Services, Inc. (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers - Cash deposits with clearing broker consist of funds on deposit with the Clearing Broker pursuant to the Company's clearing agreement. The agreement requires the Company to maintain a minimum of $150,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. At December 31, 2010, the Company had $165,433 in the clearing deposit account, the difference representing decreased reserve requirements not withdrawn and earnings on the money on deposit. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from clearing broker and commissions receivable - Due from clearing broker and commissions receivable represents monies due the Company from the Clearing Broker through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from four to seven years.

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market.

Fees and other charges - Fees and other charges are recorded when the money is received.

Advertising costs -Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2010, were $4,239.

Income taxes - The Company's operations are reported as part of the consolidated income tax return of its Parent. The income tax expense is based on an allocation of the consolidated tax liabilities and benefits to the individual companies included in the group, as if, each company were filing on an individual basis. Any monies due or payable are recorded in the Parent's intercompany account.

Fair value of financial instruments - All of the Company's financial instruments are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value. See Note 4 for further discussion.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Parent company transactions - The Company shares offices, administrative and occupancy expenses with its Parent. The Company entered into a management agreement with the Parent on July 12, 2010, which stipulates that the Company will pay all of its own expenses and the Parent will not be responsible for any of the Company expenses, but commencing August 1, 2010, the Company will pay its Parent $3,000 per month as a management fee. The agreement may be canceled or modified with the approval of each party upon ten (10) days notice. Prior to August 1, 2010, the Company had been paying $5,000 per month under a prior amended agreement. For the twelve months ended December 31, 2010, the Company paid management fees of $50,000.

4. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned, not yet sold	$ 112,578	$ 112,578	$ -	$ -
Liabilities:				
Securities sold, not yet purchased	$ 10,086	$ 10,086	$ -	$ -

5. SOFTWARE AND INTANGIBLE ASSET

Property and equipment consisted of the following at December 31, 2010:

Equipment, furniture and software	$ 19,981
Leasehold improvements	40,200
Internet Set-Up and Other	42,813
Less: Accumulated amortization	(35,381)
	$ 67,613

Depreciation expense was $8,381 for the year ended December 31, 2010.

6. INCOME TAX EXPENSE

The income tax benefit is estimated at approximately 34.2%, which represents a combined rate for federal and state obligations. The tax expense and benefit of the Company are treated as if the Company remitted its liability to the Parent, and the intercompany accounts have been adjusted and recorded accordingly.

7. COMMITMENTS AND CONTINGENCIES

On January 5, 2010, the Company entered into a lease for its administrative offices effective approximately April 5, 2010. The lease is for a term of five (5) years with an option to renew for five (5) years and the space totals 1,440 square feet. Rent shall be $28,800 per year plus operating expenses. The base rent shall increase 3% during the second year and each year thereafter. On November 30, 2009, the Company entered into another lease for its operations office located in a different location than the administrative office. The lease terminates on March 31, 2014, but contains an option to renew for two (2) years and the space totals 1,598 square feet. Rent per annum commences at approximately $35,250, plus common area expenses. Base rent escalates 3% per annum and common area expense increases cannot exceed 5% per annum. Rent and common area expense payments shall commence on April 1, 2010.

Rent expense, including storage expense, for the year ended December 31, 2010 was $117,556. Minimum lease payments for the next four years are as follows:

2011	$ 74,677
2012	76,767
2013	78,919
2014	45,693
	$ 276,056

The Company from time to time may be a defendant in lawsuits or arbitration claims filed by customers in the normal course of business. The Company intends to defend the claims and management is unable to estimate the amount of loss, if any, that may arise from the claims, but does not believe the claims will have a material effect on the Company.

During 2010, the Company settled claims for $165,000, approximately $53,250 of this amount was accrued in 2009. The Company has accrued a settlement expense for one additional claim of $60,690. Management believes the claim will be closed, but they are unable to estimate whether the claim will be closed for an amount less or greater than the accrual.

The Company maintains cash balances at two large national banks. One account is maintained in money market funds that are not insured. Accounts not invested in money market funds at each bank

7. COMMITMENTS AND CONTINGENCIES (continued)

are insured by the Federal Deposit Insurance Corporation up to $250,000, but the balances may exceed that amount at any time, however, management does not believe the money to be at risk.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $250,000 for cash) by the Securities Investor Protection Corporation, but the balances may exceed these amounts at any given time, and certain funds may be invested in money market accounts that are not insured but management believes the money to not be at risk.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the Clearing Broker on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Clearing Broker may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the Clearing Brokers or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($54,577 at December 31, 2010) or $100,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2010, the net capital, as computed, was $1,089,288. Consequently, the Company had excess net capital of $989,288. At December 31, 2010, the percentage of aggregate indebtedness to net capital was approximately 75.2% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

There were no differences other than rounding in the net capital computation shown on the Company's December 31, 2010 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Management of the Company has evaluated events and transactions for potential recognition or disclosure through February 8, 2011, the date the financial statements were available to be issued.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 2,280,798
Deductions -	
Non-allowable assets:	
Petty cash	112
Accounts receivable	55,582
Note receivable, plus interest	72,658
Deposits	13,758
Furniture and fixtures, net	67,613
Intercompany receivables	820,262
Rebates receivable	16,460
Commissions receivable greater than 30 days old	28,951
Prepaid expenses, deposits and other	98,053
Total non-allowable assets	1,173,449
Net capital before haircuts and securities positions	1,107,349
Haircuts:	
Debt securities	6,142
Undue concentration on money market funds	3,080
Other	8,839
	18,061
Net capital	1,089,288
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($54,577)	
Minimum dollar net capital requirement for this broker-dealer ($100,000)	
Net capital requirement (greater of above two requirements)	100,000
Net capital in excess of required minimum	$ 989,288
Excess net capital at 1000%	$ 1,015,027

Reconciliation:	
Net capital, per pages 3-4 of the December 31, 2010 unaudited Focus Report, as filed	$ 1,089,286
Rounding	2
Net capital, per December 31, 2010 audited report, as filed	$ 1,089,288

The accompanying notes are an integral part of these financial statements

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Total aggregate indebtedness:	
Accounts payable	$ 89,501
Accrued expenses	159,115
Due to clearing	61,615
Commissions payable	508,425
Aggregate indebtedness	818,656
Plus: Securities sold, not yet purchased (not included above)	10,086
Total liabilities on the Statement of Financial Condition	$ 828,742
Percentage of aggregate indebtedness to net capital	75.2%

The accompanying notes are an integral part of these financial statement.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2010

1st Discount Brokerage, Inc., (a wholly-owned subsidiary of 1DB Financial, Inc.) operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. 1st Discount Brokerage, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Management
1st Discount Brokerage, Inc.

In planning and performing our audit of the financial statements of 1st Discount Brokerage, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keefe, Schad & Rotruff, P.A.

February 8, 2011

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Management
1st Discount Brokerage, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period January 1, 2010 to December 31, 2010, which were agreed to by 1st Discount Brokerage, Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating 1st Discount Brokerage, Inc's compliance with the applicable instructions of Form SIPC-7. 1st Discount Brokerage, Inc's management is responsible for 1st Discount Brokerage, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with cash disbursement entries recorded in the general ledger and bank account reconciliations for the year ended December 31, 2010, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported on SIPC-7 for the period ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley, Seland & Rotroff, P.A.

February 8, 2011

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048557 FINRA DEC
1ST DISCOUNT BROKERAGE INC 16*16
420 S STATE ROAD 7 STE 114
ROYAL PALM BEACH FL 33414-4304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 10,315.83
B. Less payment made with SIPC-6 filed (exclude interest) 7/29/10 Date Paid		(5,571.94)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		4743.89
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4743.89
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4743.89	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

1st Discount Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

Aileen Gallagher
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 2ND day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 10
and ending 12/31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,640,052
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(1,694,661)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(1,806,638)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (12,419)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	(12,419)
Total deductions	(3,513,718)
2d. SIPC Net Operating Revenues	$ 4,126,334
2e. General Assessment @ .0025	$ 10,315.83
	(to page 1, line 2.A.)